October 29, 2014

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Titan Energy Worldwide Item 4.02 Form 8-K Filed October 22, 2014 File No. 000-26139

Dear Mr. Hult:

I am in receipt of your comment letter dated October 27, 2014.  The following is our response with answers to your requested items. We are submitting these answers to you for your review prior to filing an amended Form 8-K.

Item #1: While the company became aware of some possible adjustments over the last few weeks, the largest adjustment related to the goodwill impairment and was not known until the company completed its step 2 analysis on October 22, 2014. The step 2 analysis was determined to be necessary because the Company’s market capitalization at December 31, 2011 was less than its book value. We will restate the Form 8-k to disclose October 22, 2014 as the date we concluded that the prior financial statements should no longer be relied upon.

Item #2: The sole director and officer of the company, in the absence of an audit committee, discussed with our independent accountant the matters disclosed in this filing as required by item 4.02(a)3.

Item #3: We did not dismiss our previous auditors, but engaged the same independent registered public accounting firm, UHY LLP, to conduct the audits and reviews of the periods covered by our incomplete filings.  We will restate the section in the Form 8-K to clarify this statement.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) that staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and (iii) that the Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeffrey Flannery

Jeffrey Flannery

Chief Executive Officer